# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC
Exact name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Form 8-K, June 14, 2004 GMACM Mortgage Pass-Through Certificates Series 2004-J3

333-110437
SEC File Number, if available

Electronic Report, Schedule of Registration Statement of Which the Documents Are a Part (give period of report)



Name of Person Filing the Document
(If Other than the Registrant)

**IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO AN AUTOMATIC SEC EXEMPTION**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Merrill Lynch, Pierce, Fenner & Smith Incorporated Computational Materials | P* |

* The Computational Materials have been filed on paper pursuant to Rule 311(h) of Regulation S-T.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC.

By: Patricia C. Taylor
Name: Patricia C. Taylor
Title: Vice President

Dated: June 14, 2004

EXHIBIT 99.1
(attached hereto)

June 09, 2004 07:18AM
Settlement: June 30, 2004
Last Payment: None

PRICE/YIELD TO MATURITY Table for GMAC04J3A7 Class A1
Current Balance: $193,501,000.00 Current Coupon: 5.25%

Merrill Lynch & Company
*HyperStruct*
Next Payment: July 25, 2004

No default scenario exists

Scenario Assumption

| | 0 PSA | | 100 PSA | | 200 PSA | | 300 PSA | | 400 PSA | |
|---|---|---|---|---|---|---|---|---|---|---|
| Price | Yield | Dur | Yield | Dur | Yield | Dur | Yield | Dur | Yield | Dur |
| 99-24 | 5.297 | 9.09 | 5.286 | 4.50 | 5.275 | 3.02 | 5.266 | 2.39 | 5.259 | 2.04 |
| 99-25 | 5.293 | | 5.279 | | 5.264 | | 5.253 | | 5.243 | |
| 99-26 | 5.290 | | 5.272 | | 5.254 | | 5.240 | | 5.228 | |
| 99-27 | 5.286 | | 5.265 | | 5.244 | | 5.227 | | 5.213 | |
| 99-28 | 5.283 | 9.09 | 5.258 | 4.51 | 5.233 | 3.03 | 5.214 | 2.39 | 5.197 | 2.04 |
| 99-29 | 5.280 | | 5.251 | | 5.223 | | 5.201 | | 5.182 | |
| 99-30 | 5.276 | | 5.244 | | 5.213 | | 5.188 | | 5.167 | |
| 99-31 | 5.273 | | 5.237 | | 5.203 | | 5.175 | | 5.152 | |
| 100-00 | 5.269 | 9.10 | 5.230 | 4.51 | 5.192 | 3.03 | 5.162 | 2.39 | 5.136 | 2.04 |
| 100-01 | 5.266 | | 5.223 | | 5.182 | | 5.149 | | 5.121 | |
| 100-02 | 5.262 | | 5.216 | | 5.172 | | 5.136 | | 5.106 | |
| 100-03 | 5.259 | | 5.210 | | 5.162 | | 5.123 | | 5.091 | |
| 100-04 | 5.256 | 9.10 | 5.203 | 4.51 | 5.151 | 3.03 | 5.110 | 2.40 | 5.075 | 2.04 |
| 100-05 | 5.252 | | 5.196 | | 5.141 | | 5.097 | | 5.060 | |
| 100-06 | 5.249 | | 5.189 | | 5.131 | | 5.084 | | 5.045 | |
| 100-07 | 5.245 | | 5.182 | | 5.121 | | 5.071 | | 5.030 | |
| 100-08 | 5.242 | 9.11 | 5.175 | 4.51 | 5.110 | 3.03 | 5.058 | 2.40 | 5.014 | 2.04 |
| WAL. | 13.943 | | 5.533 | | 3.458 | | 2.661 | | 2.234 | |
| 1st Prin | 07/25/04 | | 07/25/04 | | 07/25/04 | | 07/25/04 | | 07/25/04 | |
| Mat. | 11/25/27 | | 05/25/16 | | 04/25/11 | | 05/25/09 | | 05/25/08 | |

June 09, 2004 07:17AM
Settlement: June 30, 2004
Last Payment: None

PRICE/YIELD TO MATURITY Table for GMAC04J3A7 Class A4
Current Balance: $20,705,000.00 Current Coupon: 5.25%

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2004

No default scenario exists

Scenario Assumption

| | 0 PSA | | 100 PSA | | 200 PSA | | 300 PSA | | 400 PSA | |
|---|---|---|---|---|---|---|---|---|---|---|
| Price | Yield | Dur | Yield | Dur | Yield | Dur | Yield | Dur | Yield | Dur |
| 99-24 | 5.301 | 14.18 | 5.299 | 11.91 | 5.296 | 8.66 | 5.292 | 6.25 | 5.287 | 4.91 |
| 99-25 | 5.299 | | 5.297 | | 5.293 | | 5.287 | | 5.281 | |
| 99-26 | 5.296 | | 5.294 | | 5.289 | | 5.282 | | 5.275 | |
| 99-27 | 5.294 | | 5.292 | | 5.285 | | 5.277 | | 5.268 | |
| 99-28 | 5.292 | 14.18 | 5.289 | 11.91 | 5.282 | 8.67 | 5.272 | 6.25 | 5.262 | 4.91 |
| 99-29 | 5.290 | | 5.286 | | 5.278 | | 5.267 | | 5.256 | |
| 99-30 | 5.288 | | 5.284 | | 5.275 | | 5.262 | | 5.249 | |
| 99-31 | 5.285 | | 5.281 | | 5.271 | | 5.257 | | 5.243 | |
| 100-00 | 5.283 | 14.19 | 5.278 | 11.92 | 5.267 | 8.67 | 5.252 | 6.26 | 5.237 | 4.91 |
| 100-01 | 5.281 | | 5.276 | | 5.264 | | 5.247 | | 5.230 | |
| 100-02 | 5.279 | | 5.273 | | 5.260 | | 5.242 | | 5.224 | |
| 100-03 | 5.277 | | 5.271 | | 5.257 | | 5.237 | | 5.218 | |
| 100-04 | 5.274 | 14.20 | 5.268 | 11.92 | 5.253 | 8.67 | 5.232 | 6.26 | 5.211 | 4.92 |
| 100-05 | 5.272 | | 5.265 | | 5.250 | | 5.227 | | 5.205 | |
| 100-06 | 5.270 | | 5.263 | | 5.246 | | 5.222 | | 5.199 | |
| 100-07 | 5.268 | | 5.260 | | 5.242 | | 5.217 | | 5.192 | |
| 100-08 | 5.266 | 14.21 | 5.258 | 11.93 | 5.239 | 8.67 | 5.212 | 6.26 | 5.186 | 4.92 |
| WAL | 27.309 | | 19.475 | | 11.958 | | 7.813 | | 5.845 | |
| 1st Prin | 03/25/31 | | 05/25/22 | | 03/25/15 | | 07/25/11 | | 11/25/09 | |
| Mat. | 05/25/32 | | 08/25/25 | | 11/25/17 | | 02/25/13 | | 10/25/10 | |

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.